UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

DHT HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2065G105
(CUSIP Number)

Anchorage Capital Group, L.L.C.
610 Broadway, 6th Floor
New York, NY 10012
(212) 432-4650
Attention: Anne-Marie Kim, Esq.
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: Y2065G105	Page 2 of 11 Pages

1.	Names of Reporting Persons. ANCHORAGE CAPITAL GROUP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	58,494,800
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	58,494,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,494,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 38.2%
14.	Type of Reporting Person: OO, IA

SCHEDULE 13D

CUSIP No.: Y2065G105	Page 3 of 11 Pages

1.	Names of Reporting Persons. ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	58,494,800
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	58,494,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,494,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 38.2%
14.	Type of Reporting Person: OO, HC

SCHEDULE 13D

CUSIP No.: Y2065G105	Page 4 of 11 Pages

1.	Names of Reporting Persons. ANTHONY L. DAVIS
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	58,494,800
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	58,494,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,494,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 38.2%
14.	Type of Reporting Person: IN, HC

SCHEDULE 13D

CUSIP No.: Y2065G105	Page 5 of 11 Pages

1.	Names of Reporting Persons. KEVIN M. ULRICH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	58,494,800
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	58,494,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,494,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 38.2%
14.	Type of Reporting Person: IN, HC

SCHEDULE 13D

Page 6 of 11 Pages

Item 1.    Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Common Stock, par value $0.01 per share (the “Shares”), of DHT Holdings, Inc. (the “Issuer”), whose principal executive offices are located at 26 New Street, St. Helier, Jersey, JE2 3RA, Channel Islands.

Item 2.    Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)  Anchorage Capital Group, L.L.C. ("Capital Group");

ii)  Anchorage Advisors Management, L.L.C. ("Management");

iii)  Anthony L. Davis ("Mr. Davis"); and

iv)  Kevin M. Ulrich ("Mr. Ulrich").

This statement relates to Shares (as defined herein) held for the account of Anchorage Illiquid Opportunities Offshore Master III, L.P., a Cayman Islands exempted limited partnership (“Illiquid Opportunities III”).  Capital Group is the investment advisor to Illiquid Opportunities III.  Management is the sole managing member of Capital Group.  Mr. Davis is the President of Capital Group and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Capital Group and the senior managing member of Management.

Each of Capital Group and Management is a Delaware limited liability company.  Mr. Davis is a citizen of the United States of America and Mr. Ulrich is a citizen of Canada. The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

The funds used for the purchase of the Shares reported herein by the Reporting Persons were derived from funds invested in Illiquid Opportunities III. A total of $37,946,300 was paid to acquire the shares of Series A Participating Preferred Stock (“Preferred Stock”), which are convertible into the Shares reported herein.

SCHEDULE 13D

Page 7 of 11 Pages

Item 4.    Purpose of Transaction

On March 19, 2012, Illiquid Opportunities III entered into an Investment Agreement (“Investment Agreement”) with the Issuer, whereby Illiquid Opportunities III agreed to provide a backstop commitment related to the Issuer’s proposed offering (the “Offering”) of Shares and Preferred Stock. The Investment Agreement was filed as Exhibit 10.1 to the Issuer’s Report on Form 6-K filed March 19, 2012 and is incorporated by reference herein.  As part of the backstop commitment, Illiquid Opportunities III agreed to purchase shares of the Issuer’s Preferred Stock to be determined based on the number of Shares and Preferred Stock not purchased pursuant to the Offering.  In addition to, and independent of, the backstop commitment, Illiquid Opportunities III agreed to purchase 53,571 shares of Preferred Stock from the Issuer in a private placement.  To effect these purchases, the Issuer agreed to pay Illiquid Opportunities III a transaction fee in the amount and form of 21,429 shares of Preferred Stock.

Of the 51,785,800 Shares and 258,929 shares of Preferred Stock offered by the Issuer pursuant to the Offering, which commenced on April 2, 2012 and expired on April 27, 2012, 30,038,400 Shares and 150,192 shares of Preferred Stock were purchased by investors.  Accordingly, pursuant to the terms of the backstop commitment, Illiquid Opportunities III acquired 217,474 shares of Preferred Stock from the Issuer on May 2, 2012.

In connection with the consummation of the transactions contemplated by the Investment Agreement, on May 2, 2012, the Issuer and Illiquid Opportunities III entered into an Investor Rights Agreement (“Rights Agreement”) to establish the rights of and restrictions on Illiquid Opportunities III, Capital Group and each of their respective affiliates and managed funds (collectively, the “Investor Parties”) related to the Preferred Stock acquired through the Investment Agreement.  The Rights Agreement was filed as Exhibit 10.1 to the Issuer’s Report on Form 6-K filed May 3, 2012 and is incorporated by reference herein.  Among other things in the Rights Agreement:  (1) the Issuer agreed to increase the size of its board of directors by one individual, who shall be designated by Illiquid Opportunities III; (2) subject to certain conditions, Illiquid Opportunities III has the right to appoint an additional member to the Issuer’s board of directors; (3) Illiquid Opportunities III has the right to designate a director to serve as chair of the investment committee of the Issuer’s board of directors; and (4) for a certain period of time, the Issuer is required to obtain approval from Illiquid Opportunities III before engaging in certain activities, including purchasing additional vessels and increasing above seven the number of members on the board of directors.  Subject to certain exceptions, Article IV of the Rights Agreement provides for certain limitations on the purchases of equity securities and other actions of the Investor Parties for a certain period of time.

Pursuant to the Rights Agreement, Illiquid Opportunities III has appointed Judd Arnold to the Issuer’s board of directors.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

SCHEDULE 13D

Page 8 of 11 Pages

Item 5.    Interest in Securities of the Issuer

(a, b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of the date hereof is set forth below:

Reporting Person	Number of Shares Beneficially Owned1, 2	Percentage of Outstanding Shares3
Capital Group	58,494,800	38.2%
Management	58,494,800	38.2%
Mr. Davis	58,494,800	38.2%
Mr. Ulrich	58,494,800	38.2%

1            The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.

2            Pursuant to the Investment Agreement described in Item 4 of this Schedule, the Reporting Persons own 292,474 shares of Preferred Stock. Subject to certain terms and conditions set forth in the Certificate of Designation of the Preferred Stock, the shares of Preferred Stock are exchangeable at the option of the holder, and mandatorily exchangeable upon June 30, 2013, into newly issued Shares. Based on a current exchange rate of 200 Shares per share of Preferred Stock, the Reporting Persons may be deemed to beneficially own 58,494,800 Shares upon conversion of their 292,474 shares of Preferred Stock.

3            This figure is based upon the sum of 64,450,762 Shares outstanding as of December 31, 2011, according to the Issuer’s Form 20-F, filed March 19, 2012, and 30,038,400 Shares issued and outstanding pursuant to the Offering described in Item 4 of this Schedule, which closed on May 2, 2012.  Each of the Reporting Persons may be deemed the beneficial owner of 58,494,800 Shares upon conversion of 292,474 shares of the Issuer’s Preferred Stock. Pursuant to Rule 13d-3 (d)(1)(i)(D), such Shares have been added to the Issuer's number of Shares outstanding, for a total of 152,983,962 Shares outstanding.

(c) On May 2, 2012, the Reporting Persons paid $37,946,300 to acquire 271,045 shares of Preferred Stock, at a price of $140 per Share. This consisted of 217,474 shares of Preferred Stock acquired as part of the backstop commitment and 53,571 shares of Preferred Stock acquired as part of the private placement, both of which are described in Item 4 of this Schedule. Additionally, on May 2, 2012, the Reporting Persons acquired 21,429 shares of Preferred Stock, at a price of $140 per Share, as part of a transaction fee paid by the Issuer for the backstop commitment and private placement described in Item 4 of this Schedule. All shares of Preferred Stock were acquired for the account of Illiquid Opportunities III. There were no other transactions in the Shares by the Reporting Persons in the past sixty days.

(d) Illiquid Opportunities III is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the class of Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

SCHEDULE 13D

Page 9 of 11 Pages

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 4 is incorporated by reference herein.

On March 19, 2012, Capital Group and the Issuer entered into a letter agreement (“Letter Agreement”) in which Capital Group made certain representations and warranties in consideration of the covenants and agreements of the Issuer in the Investment Agreement and agreed to comply with, and cause the Investor Parties to comply with, certain provisions within the Investment Agreement and Investor Rights Agreement.  The Letter Agreement was filed as Exhibit 10.2 to the Issuer’s Report on Form 6-K filed March 19, 2012 and is incorporated by reference herein.

Item 7.    Material to be Filed as Exhibits.

Exhibit A:      Joint Filing Agreement

Exhibit B:      Investment Agreement dated March 19, 2012, between DHT Holdings, Inc. and Anchorage Illiquid Opportunities Offshore Master III, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Report on Form 6-K filed March 19, 2012)

Exhibit C:      Investor Rights Agreement dated May 2, 2012, between DHT Holdings, Inc. and Anchorage Illiquid Opportunities Offshore Master III, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Report on Form 6-K filed May 3, 2012)

Exhibit D:      Letter Agreement dated March 19, 2012, between DHT Holdings, Inc. and Anchorage Capital Group, L.L.C. (incorporated by reference to Exhibit 10.2 to the Issuer’s Report on Form 6-K filed March 19, 2012)

SCHEDULE 13D

Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANCHORAGE CAPITAL GROUP, L.L.C.

By: Anchorage Advisors Management, L.L.C., its Managing Member

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

ANTHONY L. DAVIS

/s/ Anthony L. Davis

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

May 14, 2012

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of DHT Holdings, Inc., dated as of May 14, 2012 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

ANCHORAGE CAPITAL GROUP, L.L.C.

By: Anchorage Advisors Management, L.L.C., its Managing Member

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

ANTHONY L. DAVIS

/s/ Anthony L. Davis

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

May 14, 2012